Mail Stop 4561
      June 12, 2006

John A. Stewart, Jr.
Chief Financial Officer
First Community Bank Corporation of America
9001 Belcher Road
Pinellas Park, Florida 33782

      Re:	First Community Bank Corporation of America
		Form 10-K for Fiscal Year Ended December 31, 2005
		Form 10-K/A for the Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 000-50357


Dear Mr. Stewart:

   We have reviewed your response letter dated June 5, 2006 and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.


Form 10-K/A for the year ended December 31, 2005

Exhibits 31.1 and 31.2
1. We note your response to comment 4 of our letter dated May 23, 2006. Please revise your Form 10-K/A to refer to the "registrant", we note that your amended certificates refer to the "issuer" which does not comply with the exact wording required by Item 601(b)(31) of
Regulation S-K .


* * *

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.


      Please contact Nancy Maloney, Staff Accountant, at (202)
551-
3427 or me at (202) 551-3449 if you have questions.

   								Sincerely,



      Joyce A. Sweeney
      Accounting Branch Chief

John A. Stewart, Jr.
First Community Bank Corporation of America
June 12, 2006
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